# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baiya International Group Inc., CIK 0001944712
CUSIP: G07064101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, China (F4), 518110
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002067924

## Reporting persons
- Chuanshi Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (7.368% of the class)
  Comment: Number in each of Rows 8 and 9 consists of 921,000 ordinary shares, $0.0001 par value per share ("Ordinary Shares") of the Issuer held by Datong International Group Ltd. ("Datong"). Chuanshi Holdings Limited is the majority shareholder of Datong owing 54.29% of the equity interests in Datong and Chao Chen is the sole shareholder of Chuanshi owing 100% of the equity interests in Chuanshi. As such, Chao Chen may be deemed to be the beneficial owner of the securities held by Datong.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Chao Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (7.368% of the class)
  Comment: Number in each of Rows 8 and 9 consists of 921,000 Ordinary Shares held by Datong. Chuanshi is the majority shareholder of Datong owing 54.29% of the equity interests in Datong and Chao Chen is the sole shareholder of Chuanshi owing 100% of the equity interests in Chuanshi. As such, Chao Chen may be deemed to be the beneficial owner of the securities held by Datong.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Yuqin Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 921,000; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (7.368% of the class)
  Comment: Number in each of Rows 6, 8 and 9 consists of 921,000 Ordinary Shares, held by Datong. Yuqin Huang is the sole director of Datong and as such, may be deemed to be the beneficial owner of the securities held by Datong.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Datong International Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 921,000; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (7.368% of the class)
  Comment: Number in each of Rows 6, 8, and 9 consists of 921,000 Ordinary Shares held by Baisheng. Yuqin Huang is the director and Chuanshi is the majority shareholder of Datong, owing 54.29% of the equity interests in Datong. Chao Chen is the majority shareholder of Chuanshi owing 100% of the equity interests in Chuanshi.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.

## Item 1. Issuer
Name of issuer: Baiya International Group Inc.
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue Guangpei Community, Guanlan Street Longhua District, Shenzhen, China 518110

## Item 2. Person Filing
Name of person filing:
Chuanshi Holdings Limited
Chao Chen
Yuqin Huang
Datong international Group Ltd.
Address of principal business office or, if none, residence:
Chuanshi Holdings Limited: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Chao Chen: Room 601, Building 10, Mingzhu Villa, Zhuhai City, Guangdong Province, China
Yuqin Huang: Wankeng Xiamuwei Village, Luokeng Town, Dianbai County, Guangdong Province, China
Datong International Group Ltd.: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Citizenship:
Chuanshi Holdings Limited: British Virgin Islands
Chao Chen: China
Yuqin Huang: China
Datong International Group Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Chuanshi Holdings Limited: 921,000
Chao Chen: 921,000
Yuqin Huang: 921,000
Datong International Group Ltd.: 921,000
Percent of class:
Chuanshi Holdings Limited: 7.368%
Chao Chen: 7.368%
Yuqin Huang: 7.368%
Datong International Group Ltd.: 7.368%
Sole power to vote or to direct the vote:
Chuanshi Holdings Limited: 0
Chao Chen: 0
Siyu Yang: 0
Baisheng International Group Ltd.: 0
Shared power to vote or to direct the vote:
Chuanshi Holdings Limited: 0
Chao Chen: 0
Yuqin Huang: 921,000
Datong International Group Ltd.: 921,000
Sole power to dispose or to direct the disposition:
Chuanshi Holdings Limited: 0
Chao Chen: 0
Siyu Yang: 0
Baisheng International Group Ltd.: 0
Shared power to dispose or to direct the disposition:
Chuanshi Holdings Limited: 921,000
Chao Chen: 921,000
Yuqin Huang: 0
Datong International Group Ltd.: 921,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chuanshi Holdings Limited: /s/ Chao Chen, Chao Chen/Director (05/19/2025)
- Chao Chen: /s/ Chao Chen, Chao Chen (05/19/2025)
- Yuqin Huang: /s/ Yuqin Huang, Yuqin Huang (05/19/2025)
- Datong International Group Ltd.: /s/ Yuqin Huang, Yuqin Huang/Director (05/19/2025)